SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X                  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ___           No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.)

Registrant’s telephone number, including area code: 972 3 575-2750

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Notice to Shareholders, which was sent by Fundtech Ltd. to its shareholders on or about November 4, 2008 in connection with the Annual Meeting of Shareholders to be held on December 18, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                FUNDTECH LTD.

Date:  November 4, 2008                                                    By: /s/ Yoram Bibring
                                                                     Yoram Bibring
                                          Chief Financial Officer